05039416

UNITED STATES
:urities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
January 31, 2007	
Estimated average burden hours per response . . . 12.00	

BB 3/21

......UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 1 2005
WASH. D.C. SECTION
160

SEC FILE NUMBER
8 - 51614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GENESIS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROAD STREET
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM YEH 212-668-0888
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name – *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE SUITE 223 (Address) JERICHO (City) NY (State) 11753 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **WILLIAM YEH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GENESIS SECURITIES, LLC**, as of **DECEMBER 31 20 04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

MANAGING MEMBER
Title

Notary Public

JEFFREY G. CANIZARES
Notary Public, State Of New York
No. 01CA[illegible]
Qualified In New York County
Commission Expires June 25, 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent public accountants' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENESIS SECURITIES, LLC

REPORT ON FINANCIAL STATEMENTS
(WITH SUPPLEMENTARY INFORMATION)

YEAR ENDED DECEMBER 31, 2004

GENESIS SECURITIES, LLC

INDEX

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Member
Genesis Securities, LLC

We have audited the accompanying statement of financial condition of Genesis Securities, LLC (A Limited Liability Company) as of December 31, 2004, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Securities, LLC as of December 31, 2004, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

Jericho, New York
February 18, 2005

GENESIS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
Cash and Cash Equivalents	$ 3,794,108
Receivable From Brokers	1,533,340
ECN Rebates Receivable	714,724
Securities Owned:	
Marketable, At Market Value	877,438
Non-Marketable Securities	46,100
Property and Equipment, Net	191,543
Prepaid Expenses and Other Assets	34,014
Escrow and Security Deposits	73,255
TOTAL	$ 7,264,522
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Securities sold, not yet purchased, at market value	$ 722,587
ECN Rebates Payable	601,240
Income Taxes Payable	23,520
Accounts Payable and Accrued Expenses	314,589
Total Liabilities	1,661,936
Commitments and Contingencies	
Members' Equity	5,602,586
TOTAL	$ 7,264,522

See Notes to Financial Statements.

GENESIS SECURITIES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

REVENUES	
ECN Rebate Income	$ 4,481,437
Commissions	1,824,519
Trading Income	724,729
Investment Income	26,114
Software License Fees	2,000
Total	7,058,799
EXPENSES	
ECN Refunds	3,229,491
Clearance, Commission and Exchange Charges	1,723,119
Depreciation and Amortization	85,323
Employee Compensation and Benefits	580,237
Communication and Data Processing	471,078
Occupancy	124,992
Office Expenses	165,133
Other Expenses	19,750
Professional Fees	55,032
Advertising	7,333
Total	6,461,488
Income Before Income Taxes	597,311
Provision for Income Taxes	35,091
NET INCOME	562,220
Members' Equity – Beginning of Year	2,691,019
Members' Contributions	2,674,480
Members' Distributions	(325,133)
Members' Equity – End of Year	$ 5,602,586

See Notes to Financial Statements.

GENESIS SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Operating Activities:	
Net Income	$ 562,220
Adjustments To Reconcile Net Income	
To Net Cash Used In Operating Activities:	
Depreciation and Amortization	85,323
Changes in Operating Assets and Liabilities:	
Securities Owned, Net	404,415
Receivable From Broker	(1,394,936)
ECN Rebates Receivable	(284,807)
Prepaid Expenses and Other Assets	(10,328)
Escrow and Security Deposits	(13,022)
ECN Rebates Payable	301,240
Accounts Payable and Accrued Expenses	215,011
Net Cash Used In Operating Activities	(134,884)
Investing Activities:	
Purchase of Fixed Assets	(137,299)
Financing Activities:	
Members' Distributions	(325,133)
Members' Contributions	2,674,480
Net Cash Provided By Financing Activities	2,349,347
Net Increase In Cash and Cash Equivalents	2,077,164
Cash And Cash Equivalents At Beginning Of Year	1,716,944
Cash And Cash Equivalents At End Of Year	$ 3,794,108
Supplemental Disclosures of Cash Flow Data:	
Income Taxes Paid	$ 10,871

See Notes to Financial Statements.

GENESIS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Genesis Securities, LLC (the "Company") is registered with the Securities Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

The Company was established in New York State on February 5, 1999 as a limited liability company for the purpose of providing financial services for trading NASDAQ and listed securities and provides direct trading technology to the retail and institutional trading community. As set forth in the Operating Agreement (the "Agreement"), the Company shall dissolve December, 2025, unless the term is extended by amendment to the Agreement.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). In August 2004, the Company received approval from the NASD to begin self-clearing for its proprietary trading account only, for which the Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i). Retail customer trading in 2004 was cleared by the clearing broker.

The Company utilizes a third party to provide execution and reconciliation services for the high volume of trading in their account. Trade breaks, if any, are resolved each morning.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:

To prepare financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Cash Equivalents:

The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and receivables from brokers and dealers. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining its banking and brokerage relationships with high credit quality financial institutions.

Depreciation and Amortization:

Depreciation is provided on straight-line and accelerated bases using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

Securities Transactions and Valuations:
Marketable securities and securities sold, but not yet purchased are valued at market value on a trade-date basis. Nonmarketable securities are valued at estimated fair value, as determined by management. Unrealized gains and losses are included in results of operations. Realized gains and losses on sales of securities are determined on a first-in, first-out basis.

Commissions:
Commission revenue and related expenses are recorded on a trade-date basis as securities transactions occur.

Software License Fees:
The Company recognizes revenue from the licensing of trading software based upon the licensee's monthly trading volume, subject to minimum use fees.

ECN Rebate Income and ECN Refunds:
The Company records Electronic Communication Network ("ECN") rebates and the related refunds on a trade-date basis as securities transactions occur. The Company, at its discretion, may refund a portion of the ECN rebates to its customers.

Income Taxes:
The Company is not a taxpaying entity for federal and state income tax purposes, and thus only New York City income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members in their respective federal and state income tax returns. The members customarily make substantial capital withdrawals in April of each year to satisfy their personal income tax liabilities. The provision for income taxes includes an adjustment for over or under accruals from prior years. Deferred income taxes are not material.

Advertising:
The Company expenses the cost of advertising as incurred.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$877,438	$722,587

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

NOTE 4 - RECEIVABLE FROM BROKERS

The Company is required to maintain certain deposit balances at clearing brokers and agencies pursuant to various agreements. These balances vary based on trading volume and market volatility. At December 31, 2004, receivable from brokers included deposits as follows:

Depository Trust and Clearing Corporation (DTCC)	$ 10,000
Computer Clearing Services	30,000
National Securities Clearing Corporation (NSCC)	500,000
Total	$ 540,000

The remaining balance consists of commissions receivable of $993,340.

NOTE 5 - PROPERTY AND EQUIPMENT:

Property and Equipment are stated at cost. At December 31, 2004, property and equipment consisted of the following:

	Life	Amount
Furniture and Fixtures	7 yrs	$ 20,688
Computer Equipment	3-5 yrs	462,115
Leasehold Improvements	5 yrs	57,299
Equipment Under Capital Leases	5-7 yrs	44,896
Total		584,998
Less Accumulated Depreciation and Amortization		393,455
Total		$191,543

Depreciation and amortization expense was $85,323 for the year ended December 31, 2004. At December 31, 2004, accumulated amortization related to equipment under capital leases amounted to $38,674.

GENESIS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 6 - LINE OF CREDIT:

The Company has a $250,000 unsecured line of credit with a bank. The line of credit bears interest at the prime rate plus .5%. There were no loans outstanding or no interest paid under the line of credit as of and for the year ended at December 31, 2004.

NOTE 7 - COMMITMENTS:

The Company conducts its operations from a facility that is leased under a non-cancelable operating lease expiring April 2009. The term of this lease is five years and three months, at an annual rental payment of $100,000. In addition, the Company is responsible for paying its proportional share of real estate tax escalations. Rental expense amounted to $124,272 for the year ended December 31, 2004.

Future minimum rental payments under the above non-cancelable operating lease in each of the years subsequent to December 31, 2004 is as follows:

Year Ending December 31,	Amount
2005	$ 100,000
2006	100,000
2007	100,000
2008	100,000
2009	25,000
Total	$ 425,000

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company at December 31, 2004 were not material.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: (continued)

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9: CLASSES OF MEMBERSHIP INTERESTS:

The Company has authorized three classes of interests: Class A, Class B and Class C. The rights of each class are identical except as otherwise specifically set forth in the following summary:

Net Profits:
Class C members receive a special allocation of profits. A member who trades the Company's proprietary securities trading account receives a special allocation, determined by the member and the member-managers, of profit or loss based on that member's trading results for the period, provided, however, that losses in excess of the Class C member's initial and/or additional capital contribution are allocated only to the extent that there are cumulative profits. In addition, there is no special allocation of profit, until or unless there are profits that exceed any previous loss which has not been allocated to such member. Net profits remaining after the allocations provided for above are allocated to the Class A and B members as specifically set forth in the Agreement.

Net Losses:
Class C members may be allocated a loss for the fiscal year which results from a special allocation provided for in the Agreement, but only to the extent that there have been cumulative previous special allocations of profits to that member. Net losses remaining for the fiscal year after the allocations to Class C members are allocated to the Class A and B members as specifically set forth in the Agreement.

Distributions to Class A and B Members
At the end of each quarter, the member-managers determine the amount of net profits which are to be distributed to Class A and B members and the amounts which are to be retained by the Company. The Agreement provides for allocation of expenses, overhead charges, special allocations made to Class C members, and reserves for accrued or contingent liabilities.

Distributions Upon Termination of the Company:
At the termination of the Company, after the Company has satisfied or provided for the satisfaction of all the Company's debts and other obligations, the Company's assets will be distributed in cash to the members and any Disassociated members, as defined, whose interests have not been previously redeemed, as provided for in the Agreement, in discharge of their respective Capital Interests.

NOTE 9: CLASSES OF MEMBERSHIP INTERESTS: (continued)

Member-Managers:
The business and operations of the Company are managed by the member-managers. Member-managers serve in that capacity until they resign or are removed by vote of the majority of the holders of Class A interests ("Class A majority"). After resignation of the last remaining member-manager, a new member-manager may be appointed only with the consent of the Class A majority.

Disposition of Interests:
No member may assign, pledge, sell, or otherwise transfer all or any portion of the member's Interest without the prior written approval of the Class A majority.

Disassociation of a Member:
A person shall cease to be a member upon the happening of any of certain events, as defined, one of which is the decision of the member-managers to remove a Class C or Class B member.

Liability of Members:
As provided for in the Agreement, no member (as a member) is liable as such for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this agreement or the Act shall not be grounds for imposing personal liability on the members for liabilities of the Company.

Acts of Members and Member Meetings:
All members who have not disassociated are entitled to vote on any matter submitted to a vote of the members.

Members' equity:
At December 31, 2004, members' equity was comprised as follows:

Class A	$2,081,564
Class B	-
Class C	504,023
Managers	3,016,999
Total	$5,602,586

NOTE 10 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $4,937,090, which was $4,837,090 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was .19 to 1.

SCHEDULE I

GENESIS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL		
Total Stockholder's Equity		$ 5,602,586
Deductions		
Non-Allowable Assets		
Non-Marketable Securities	$ 46,100	
ECN Rebates Receivable, Net	113,484	
Property and Equipment, Net	191,543	
Prepaid Expenses and Other Assets	34,014	
Escrow and Security Deposits	73,255	
Total Non-Allowable Assets		458,396
Net Capital Before Haircuts On Securities Positions		5,144,190
Haircuts On Securities Positions		207,100
Net Capital		$ 4,937,090
AGGREGATE INDEBTEDNESS		
TOTAL LIABILITIES	$1,661,936	
Less: Securities Sold, Not Yet Purchased	(722,587)	$ 939,349
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required ($100,000 or 6-2/3% of aggregate indebtedness, whichever is greater)		$ 100,000
Excess Net Capital		$ 4,837,090
Excess Net Capital at 1,000%		$ 4,843,155
Ratio of Aggregate Indebtedness to Net Capital		.19 to 1

GENESIS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2004)

Net Capital, As Reported In Company's Part IIA (Unaudited) Focus Report	$ 4,601,038
Allowable assets shown as non-allowable	379,762
Audit adjustments	(43,710)
NET CAPITAL PER ABOVE	$ 4,937,090
AGGREGATE INDEBTEDNESS AS REPORTED IN THE COMPANY'S PART IIA (UNAUDITED) FOCUS REPORT	$ 674,160
Audit adjustment	265,189
AGGREGATE INDEBTEDNESS PER ABOVE	$ 939,349

See Report of Independent Public Accountants.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Member
Genesis Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Genesis Securities, LLC (the "Company") as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

Jericho, New York
February 18, 2005